STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
March 31, 2026
With Report of Independent Registered Public Accounting Firm

*(SEC I.D. No. 8-67162)*

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2026

## Contents

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-67162 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investec Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 53rd Street, 22nd Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Steve Narov | 212 259 5617 | steve.narov@investec.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

| 60 Crossways Park Drive West, Suite 301 | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Steve Narov _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investec Securities (US) LLC _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _S. Narov_____

Title:
Chief Financial Officer
_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm



Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

forvis mazars

# Report of Independent Registered Public Accounting Firm

Member and the Board of Directors
Investec Securities (US) LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the Company) as of March 31, 2026, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

**Woodbury, New York**
**May 29, 2026**

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2026

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 3,569,921 |
| Due from affiliates | 47,555 |
| Other assets | 110,207 |
| Total assets | $ 3,727,683 |

**Liabilities and member's equity**

Liabilities:

| | |
|---|---:|
|   Accrued Expenses | $ 145,038 |
|   Due to Holdings | 561,522 |
|   Unearned revenue | 2,500 |
| Total liabilities | 709,060 |
| | |
| Member's equity | 3,018,623 |
| Total liabilities and member's equity | $ 3,727,683 |

*The accompanying notes are an integral part of this financial statement.*

Investec Securities (US) LLC

Notes to the Statement of Financial Condition

March 31, 2026

## 1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company"), a limited liability company organized in Delaware in September 2005, is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research, acts as a placement agent, and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity transactions, as well as it acts as a placement agent for foreign securities offerings in the United States. For all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The liability of the Company's member, Holdings, for the losses, debts and obligations of the Company is generally limited to its capital contributions.

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less. The Company had no cash equivalents at March 31, 2026.

### Commitments and Contingencies

As of March 31, 2026, the Company has not made any commitments, and it is not aware of any contingencies, that would require disclosure in the Notes to the Financial Statement.

### Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including distributing affiliate research, acting as a placement agent for foreign securities offering in the United States, and charging certain affiliates for services rendered, including operating as an intermediary broker-dealer for foreign affiliates

**2. Significant Accounting Policies (continued)**

pursuant to SEC Rule 15a-6. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Income Taxes**

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state, and local income tax returns filed by Holdings. Holdings' federal, state, and local returns are subject to examination by the respective tax authorities for years ended March 31, 2023 through 2025.

**3. Credit Risk**

The Company maintains its Cash and cash equivalents in bank accounts. Balances in such accounts, at times, may exceed federally insured limits. The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company and its operations. As of March 31, 2026, the balance in excess of insured limit was approximately $3,320,000.

**4. Related-Party Transactions**

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses.

Receivable or payable balances are settled between the Company and Holdings throughout the year, generally on a quarterly basis. At March 31, 2026, the Company owed Holdings, net, $561,522 related to the items described above.

The Company is paying its UK based overseas affiliate the apportioned cost for the production of research covering Indian equities.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year, generally on a quarterly basis. At March 31, 2026, the

**4. Related-Party Transactions (continued)**

Overseas Affiliates owed the Company $47,555 related to the items described above and was included in Due from affiliates in the statement of financial condition. The Overseas Affiliates have settled $47,555 subsequent to March 31, 2026 and prior to the issuance of this report.

**5. Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of its customer-related receivables from the reserve calculation of Rule 15c3-3. Since the Company claims an exemption from Rule 15c3-3, its minimum net capital is $250,000.

At March 31, 2026, the Company had net capital of $2,860,861 which was $2,610,861 in excess of the required minimum net capital.

The Company is exempt from the provisions of Rule 15c3–3 under the Securities Act of 1934, pursuant to the rule's paragraph (k)(2)(i), because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effects all financial transactions between the Company and its customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Investec Securities (US) LLC".

The Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to distributing affiliate research, acting as a placement agent for foreign securities offerings in the United States, and charging certain affiliates for services rendered, including operating as an intermediary broker-dealer for foreign affiliates pursuant to SEC Rule 15a-6, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

**7. Subsequent Events**

The Company has evaluated all subsequent events through the date the financial statements were available to be issued.